Wellington Management Advisers, Inc.
Statement of Financial Condition

	December 31, 2015
Assets	
Current assets:	
Cash and cash equivalents	$ 2,921,985
Receivable from affiliate	6,963
Other current assets	11,250
Total current assets	2,940,198
Fixed assets, net of accumulated depreciation	-
Total assets	$ 2,940,198
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	9,317
Accrued income taxes payable	16,562
Total liabilities	25,879
Contingencies and guarantees	
Shareholder's equity:	
Common stock, $1 par value: 500 shares authorized, issued and outstanding	500
Additional paid-in capital	1,999,500
Retained earnings	914,319
Total shareholder's equity	2,914,319
Total liabilities and shareholder's equity	$ 2,940,198

The accompanying notes are an integral part of the statement of financial condition.